UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2025

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 6, 2025, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, promising results from an open-label clinical study evaluating nasal foralumab, the world’s only fully human anti-CD3 monoclonal antibody administered intranasally, for the treatment of non-active secondary progressive multiple sclerosis (na-SPMS). This comprehensive study demonstrated that nasal foralumab was safe, induced potent regulatory immune responses, reduced microglial activation, and stabilized clinical progression in patients suffering from progression independent of relapse activity (PIRA)—a major unmet need in the treatment of MS, and a key disease endpoint for intranasal foralumab development. The article is titled “Nasal foralumab treatment of PIRA induces regulatory immunity, dampens microglial activation and stabilizes clinical progression in non-active secondary progressive MS.” This study is the first to integrate, F18TSPO PET, Proteomics, and Clinical assessments in na-SPMS. These findings in MFIS score reduction are a critically important Quality of Life (QoL) measure for patients with MS., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: May 6, 2025	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated May 6, 2025

3